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EXHIBIT 99.2

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE ACQUIRES UNITS OF BLACKSTONE VENTURES INC.

        TORONTO, April 12, 2005 — Falconbridge Limited ("Falconbridge") announced today that it has acquired 1.5 million units (the "Units") in the capital stock of Blackstone Ventures Inc. ("Blackstone") by private transaction, representing approximately 9.2% of the issued and outstanding common shares of Blackstone. Each Unit consists of one common share and one common share purchase warrant. Falconbridge has both control and ownership over the Units. As a result of the acquisition, Falconbridge holds 3,312,055 common shares and 2,035,715 common share purchase warrants, representing approximately 15.3% of the issued and outstanding common shares of Blackstone (after giving effect to the exercise of the warrants).

        Falconbridge and Blackstone entered into a Purchase and Sale Agreement made as of June 6, 2004 pursuant to which Falconbridge sold all of the common shares of Kenbridge Nickel Mines Limited ("Kenbridge") as well as Kenbridge mining claims owned by Falconbridge in exchange for the Units. The acquisition of the Units by Falconbridge was for investment purposes only and not with the purpose of influencing control or direction over Blackstone. Falconbridge may, in the ordinary course of its business, increase or decrease its holdings in Blackstone.

        Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%).

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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EXHIBIT 99.2